SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
26 MAY 2004
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa_
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:

No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:

No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:
Enclosures:
GUINEA GOVERNMENT PLACES EMBARGO ON IMPORTS AND EXPORTS BY
ANGLOGOLD ASHANTI'S SIGUIRI MINE

News Release
A
NGLO
G
OLD
A
SHANTI
L
IMITED
CORPORATE AFFAIRS DEPARTMENT
(formerly AngloGold Limited) 16
TH
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
(Incorporated in the Republic of South Africa) Tel: (+27 11) 637-6261 or Fax: (+27 11) 637-6399/6400
(Registration Number: 1944/017354/06) SJL/CAD/AGA4.04
ISIN Number: ZAE000043485
26 May 2004
GUINEA GOVERNMENT PLACES EMBARGO ON IMPORTS AND EXPORTS BY
ANGLOGOLD ASHANTI'S SIGUIRI MINE
The Government of Guinea has placed an embargo on all imports and exports by the Siguiri mine, including the export of gold bullion and the import of diesel. Diesel fuel is urgently required in order to maintain critical pumps at the heap leach plant, without which there is a risk of cyanide discharges and environmental harm.

Siguiri, located in Northern Guinea, produced 58,000 ounces of gold in the first quarter of 2004. AngloGold Ashanti is an 85% shareholder in the operation and the Government of Guinea has a 15% share. AngloGold Ashanti is currently constructing a carbon in pulp plant, which will increase production by 50%.

AngloGold Ashanti management is seeking urgent discussions with the Government of Guinea to discover the reasons for the embargo and, jointly with Government, to pursue an urgent resumption of mining activity. This is in the interests of all stakeholders in the Siguiri mine.

AngloGold Ashanti will keep all stakeholders informed of developments.

ends
Queries
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogoldashanti.com
Ghana
Kwaku Akosah-Bempah
+233 21 778 178
+233 244 324 525
Kwaku.akosah-bempah@anglogoldashanti.com
Europe & Asia
Tomasz Nadrowski
+ 1 212 750 7999
+1 917 912 4641
tnadrowski@anglogoldashanti.com
USA
Charles Carter
Toll Free 800 417 9255 +1 212 750 7999
cecarter@anglogoldashanti.com
Australia
Andrea Maxey
+61 8 9425 4604
+61 438 001 393
amaxey@anglogoldashanti.com.au
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which was filed with the Securities and Exchange Commission on 19 March 2004.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: 26 May 2004 By: /s/ C R B
ULL

Name: C R Bull
Title:    Company Secretary